Exhibit (a)(5)(I)

                                                               MEDIA CONTACT:
                                                              Peggy A. Palter
                                                               (847) 286-8361

                                                       FOR IMMEDIATE RELEASE:
                                                                June 17, 2002

    SEARS SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR LANDS' END, INC.


         HOFFMAN ESTATES, Ill. - Sears, Roebuck and Co. (NYSE: S) announced today the successful completion of its cash tender offer, at $62 per share, for all of the issued and outstanding shares of common stock of Lands' End, Inc. (NYSE: LE). The tender offer expired, as scheduled, at midnight, Eastern time, on Friday, June 14, 2002. The offer has not been extended.

         Based on information provided by Mellon Investor Services LLC, acting as depositary for the offer, 29,360,656 shares of Lands' End common stock were validly tendered and not withdrawn prior to the expiration of the offer, including 2,543,068 shares subject to guaranteed delivery procedures. Sears, through its wholly owned subsidiary Inlet Acquisition Corp., has accepted all of these shares for payment. These shares represent approximately 98 percent of Lands' Ends' outstanding shares. Approximately 667,000 Lands' Ends' shares are still outstanding.

         Sears will acquire the remaining shares of Lands' End through a merger in which each share of Lands' End common stock will be converted into the right to receive $62 in cash, the same consideration paid for shares tendered in the offer, subject to dissenters' rights. Sears expects the merger to be completed on or before Thursday, June 20.

         "With today's closing, our team now is ready to begin working diligently to expand Lands' End distribution and offer our customers a compelling assortment of Lands' End products through multiple channels including online, Sears stores and catalogs," said Alan J. Lacy, chairman and chief executive officer. "Starting today, a link from sears.com to landsend.com will provide cross-shopping opportunities for Sears' and Lands' End customers."

Forward-Looking Statements

         This press release contains "forward-looking statements" concerning the acquisition and integration of Lands' End with Sears. These statements are subject to risks and uncertainties, such as competitive conditions in retail; the successful execution of and customer reactions to the company's strategic initiatives, including the full-line store strategy and the acquisition and integration of Lands' End; general economic conditions and normal business uncertainty. Actual results may differ materially. The company intends these forward-looking statements to speak only as of the time of this release and does not undertake to update or revise them as more information becomes available.

          Sears, Roebuck and Co. is a broadline retailer with significant service and credit businesses. In 2001, the company's annual revenue was more than $41 billion. The company offers its wide range of apparel, home and automotive products and services to families in the U.S. through Sears stores nationwide, including approximately 870 full-line stores. Sears also offers a variety of merchandise and services through its Web site, sears.com.

         Lands' End is a direct merchant of traditionally styled, classic casual clothing offered to customers around the world through regular mailings of its monthly and specialty catalogs and via the Internet at landsend.com. In 2001, Lands' End annual revenue was approximately $1.6 billion.
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